


Press release



Schneider Electric Acquires Magnecraft Product Range to Become A Leader in Industrial Relays

Rueil-Malmaison (France), January 6, 2005 - Schneider Electric announced today the acquisition of the Magnecraft product range from MSD, Inc., a leading U.S. supplier of industrial relays. These products represented $14 million in sales in 2004. This acquisition will significantly broaden Schneider Electric's line-up and make the company one of the top three global suppliers of industrial relays. Industrial relays are automation components used in all types of industrial equipment to switch low currents or interface signals.

"*Magnecraft products fit extremely well with our existing Telemecanique and Square D products, allowing us to offer our OEM, panelbuilders and end-user customers a complete range of high performance relays for all types of industrial applications. This acquisition will also strengthen our worldwide leadership in electrical contactors,*" said Dave Petratis, Executive Vice President of Schneider Electric's North American Operating Division. "*Over a period of several decades, the Magnecraft brand has established and maintained a reputation for excellent quality and the highest level of service and innovation in the United States. We will maintain the Magnecraft brand and continue to support customers with a dedicated relay team. By leveraging their technical expertise and market knowledge, the combined Magnecraft and Schneider Electric teams will provide our customers with the most creative line of industrial relays available on the market.*"

About Schneider Electric

Schneider Electric is the world's power and control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric manufactures and markets a comprehensive range of products and services for the residential, buildings, industry, and energy and infrastructure markets.
Schneider Electric has 85,000 employees worldwide, operations in 130 countries and recorded sales of €8.8 billion in 2003 through 13,000 sales outlets.

Schneider Electric: Giving the best of the New Electric World, to everyone, everywhere, at any time



Financial Communication:
Schneider Electric
Alexandre Brunet
Tel. +33 (0)1 41 29 70 71
Fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Press Contact:
Schneider Electric
Véronique Moine
Tel. +33 (0)1 41 29 70 76
Fax +33 (0)1 41 29 71 95

Press Contact:
DGM
Michel Calzaroni
Olivier Labesse
Tel. +33 (0)1 40 70 11 89
Fax +33 (0)1 40 70 90 46


Schneider
Electric

Press Release

Schneider Electric: A New Company Program to Achieve A New Excellence


new²

Rueil-Malmaison, January 13, 2005 – In launching its **new²** company program, Schneider Electric ambition is to reveal its key potentials and position itself as a leading provider of innovative solutions.

Schneider Electric has set ambitious financial objectives for 2005-2008:

- Achieve **organic sales growth of more than 5%** assuming an annual growth of its underlying market by 3%.
- Sustain an **operating margin** between **12.5% and 14.5%** over the business cycle (based on the French GAAP accounts).
- Increase **return on capital employed** by **2 to 4 points** from 2004 level.
- Pay out a **dividend** equivalent to **50%** of net earnings before goodwill starting in 2005 (versus 39% in 2004) and re-leverage the balance sheet within a period of **2 years**, to offer shareholders an attractive return on investment.

Schneider Electric has identified three areas that offer significant scope for improvement: **Growth**, **Efficiency** and **People**.

The Company will drive **Growth** by bolstering its marketing expertise, speeding up the pace of new product launches and developing less cyclical, high-growth businesses such as Automation for the Building and Industry markets, Secured Power, Services and Ultra Terminal.

It will enhance **Efficiency** by innovating in customer service, deploying a worldwide coherent information system and re-balance costs and revenues, in terms of regions and currencies.

Schneider Electric will focus more strongly on the safety and progress of its **People** by improving occupational health and safety, developing talent and unleashing an entrepreneurial spirit.

The program's action plans will allow Schneider Electric to give priority to **Customer** satisfaction, foster **Employee** development, take on additional **Community** responsibilities and be its **Shareholders'** preferred investment.

The full presentation is available at www.schneider-electric.com

****


Merlin Gerin
Square D
Telemecanique

Communicationfinancière
Schneider Electric
Alexandre Brunet

Tél. +33 (0)1 41 29 70 71
Fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Relations presse
Schneider Electric
Véronique Moine

Tél. +33 (0)1 41 29 70 76
Fax +33 (0)1 41 29 71 95

Relations presse
DGM
Michel Calzaroni
Olivier Labesse
Tél. +33 (0)1 40 70 11 89
Fax +33 (0)1 40 70 90 46



Schneider Electric will announce its fourth quarter 2004 sales on January 20, 2005 and present its full-year 2004 financial results on February 17, 2005.

Schneider Electric: Giving the best of the New Electric World, to everyone, everywhere, at any time

Schneider Electric is the world's power and control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric manufactures and markets a comprehensive range of products and services for the residential, buildings, industry, and energy and infrastructure markets. Schneider Electric has 85,000 employees worldwide, operations in 130 countries and recorded sales of €8.8 billion in 2003 through 13,000 sales outlets


Merlin Gerin
Square D
Telemecanique

Financial Communication:
Schneider Electric
Alexandre Brunet

Tel. +33 (0)1 41 29 70 71
Fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Press Contact:
Schneider Electric
Véronique Moine

Tel. +33 (0)1 41 29 70 76
Fax +33 (0)1 41 29 71 95

Press Contact:
DGM
Michel Calzaroni
Olivier Labesse
Tel. +33 (0)1 40 70 11 89
Fax +33 (0)1 40 70 90 46



Financial Information

Fourth-Quarter 2004 Sales
Continued Strong Growth: Up 17.3%

- **Organic growth still high in the fourth quarter, at 7.9%**
- **Sustained expansion in North America**
- **Business trending upward in Western Europe**
- **Very good performance in emerging markets**

(Rueil Malmaison – January 20, 2005) — Schneider Electric has reported sales of **€10,365 million** for the year ended December 31, 2004, **up 18.1%** from 2003. On a constant structure and exchange rate basis, the increase was **8.5%**.

Sales expanded to **€2,737 million in the fourth quarter alone,** representing a sharp **17.3%** gain over fourth-quarter 2003. On a constant structure and exchange rate basis, sales were up **7.9%** quarter on quarter.

The acquisitions of MGE UPS Systems, Clipsal, Kavlico and Andover Controls added a significant €296 million to fourth-quarter sales, accounting for 12.7 points of the period's growth. The currency effect remained negative, reducing reported sales by €76 million, or 3.3 points of growth.

Business remained strong in North America, while the favorable trend observed in Western Europe continued in the fourth quarter, when it was intensified by seasonal factors. Growth was also sustained in emerging markets. As a result, Schneider Electric increased its word wide market share.

Sales by operating division were as follows:

€ millions	**2004 4th quarter sales**	**Like-for-like growth**	**2004 full-year sales**	**Like-for-like growth**
Europe	1,322	+4.5%	4,981	+4.7%
North America	520	+5.1%	2,103	+6.2%
Asia – Pacific	440	+21.2%	1,681	+20.1%
International (i)	181	+14.2%	672	+20.4%
Growth Platforms (ii)	274	+6.8% (iii)	928	-
Total	**2,737**	**+7.9%**	**10,365**	**+8.5%**

(i) Africa, Middle East, South America.

(ii) Building Automation (TAC and Andover Controls) and Secured Power (MGE UPS Systems).

(iii) Organic growth for TAC alone.


Merlin Gerin
Square D
Telemecanique

Financial Communication:
Schneider Electric
Alexandre Brunet

Tel. +33 (0)1 41 29 70 71
Fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Press Contact:
Schneider Electric
Véronique Moine

Tel. +33 (0)1 41 29 70 76
Fax +33 (0)1 41 29 71 95

Press Contact:
DGM
Michel Calzaroni
Olivier Labesse
Tel. +33 (0)1 40 70 11 89
Fax +33 (0)1 40 70 90 46



Financial Information *(p. 2)*

Sales in **Europe** were up **4.5%** for the quarter, the same increase as in the first nine months of the year. Growth remained high in Eastern Europe. The gradual recovery of the industry and non-residential buildings segments continued in Western Europe, with expansion averaging 4 to 5% in the major countries. Growth was amplified over the year by the impact of targeted growth plans in the ultra-terminal and services businesses, notably in France, Italy and the United Kingdom.

Sales in **North America** continued their sustained growth, rising **5.1%** during the quarter despite higher prior-year comparatives. This performance was led by successful growth initiatives designed to offer solutions tailored to specific market segments, such as Small Project Express through distributors and Critical Power management applications for industry and services.

In the **Asia – Pacific** division, sales maintained their strong momentum, gaining **21.2%** during the quarter. This expansion demonstrated Schneider Electric's ability to consistently and significantly outperform the market. Thanks to its well-established presence and efficient business model, the Group outgrew the market by roughly 50% for the year.

Sales growth in the **International** division continued to trend significantly upward, rising **14.2%** in the fourth quarter. Business again benefited from assertive capital spending programs, especially in the Middle East.

****

"Schneider Electric continued to demonstrate remarkable growth in the fourth quarter. Thanks to a focus on growing new businesses through dedicated initiatives in each country, leadership positions in emerging markets and a targeted acquisition strategy, we were able to significantly step up our growth. Given current economic conditions, we forecast organic sales growth of 5 to 6% in 2005, in line with the ambition of our new² *company program,"* said Henri Lachmann, Chairman and Chief Executive Officer. *"Despite the weakening of the dollar in late 2004, we anticipate the increase in full-year 2004 operating income will exceed 25%, for a one-point improvement in operating margin."*

****

Full-year 2004 financial results will be presented on February 17, 2005.

<u>Schneider Electric: Giving the best of the New Electric World to everyone, everywhere, at any time</u>

Schneider Electric is the world's power and control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric manufactures and markets a comprehensive range of products and services for the residential, buildings, industry, and energy and infrastructure markets. Schneider Electric has 85,000 employees worldwide, operations in 130 countries and recorded sales of €10.4 billion in 2004 through 13,000 sales outlets.


Merlin Gerin
Square D
Telemecanique

Financial Communication:
Schneider Electric
Alexandre Brunet

Tel. +33 (0)1 41 29 70 71
Fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Press Contact:
Schneider Electric
Véronique Moine

Tel. +33 (0)1 41 29 70 76
Fax +33 (0)1 41 29 71 95

Press Contact:
DGM
Michel Calzaroni
Olivier Labesse
Tel. +33 (0)1 40 70 11 89
Fax +33 (0)1 40 70 90 46



Financial Information *(p. 3)*

Appendix

Fourth-quarter 2004 sales by operating division

€ millions	2004 4th quarter sales	Like-for-like growth	Change in structure	Currency effect	Reported growth
Europe	1,322	+4.5%	+3.0%	+0,2%	+7.7%
North America	520	+5.1%	-	-8.7%	-2.6%
Asia – Pacific	440	+21.2%	+20.5%	-7.2%	+34.5%
International	181	+14.2%	+5.3%	-4.8%	+14.7%
Growth Platforms	274	-	-	-	-
Total	**2,737**	**+7.9%**	**+12.7%**	**-3.3%**	**+17.3%**

Full-year 2004 sales by operating division

€ millions	2004 full-year sales	Like-for-like growth	Change in structure	Currency effect	Reported growth
Europe	4,981	+4.7%	+1.5%	-0.3%	+5.9%
North America	2,103	+6.2%	+0.1%	-9.1%	-2.8%
Asia – Pacific	1,681	+20.1%	+16.3%	-6.0%	+35.4%
International	672	+20.4%	+5.2%	-5.2%	+20.4%
Growth Platforms	928	-	-	-	-
Total	**10,365**	**+8.5%**	**+13.4%**	**-3.8%**	**+18.1%**


Merlin Gerin
Square D
Telemecanique

Financial Communication:
Schneider Electric
Alexandre Brunet

Tel. +33 (0)1 41 29 70 71
Fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Press Contact:
Schneider Electric
Véronique Moine

Tel. +33 (0)1 41 29 70 76
Fax +33 (0)1 41 29 71 95

Press Contact:
DGM
Michel Calzaroni
Olivier Labesse
Tel. +33 (0)1 40 70 11 89
Fax +33 (0)1 40 70 90 46